FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES NEW MEMBERS OF THE BOARD OF DIRECTORS

Mexico City, April 7, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced today that the Annual Shareholders’ Meeting on April 3, 2008 elected four new members of the Board of Directors.

The new members are:

María Asunción Aramburuzabala Larregui is the Chief Executive Officer and Chairwoman of Tresalia Capital S.A. de C.V. and the Vice Chairwoman of the Board of Grupo Modelo S.A.B. de C.V. She is a Director of America Móvil S.A.B. de C.V., Grupo Televisa S.A.B. de C.V., Banco Nacional de México S.A., Kio Networks S.A. de C.V., and Aeromexico S.A.B. de C.V. She is also a member of the Advisory Committee of the New York Stock Exchange.

Alonso Quintana Kawage has been our Chief Financial Officer since January 2007. Since 1994, he has served Empresas ICA in various capacities, including positions in its construction, corporate finance and project finance areas, and has served since 2003 as a Director of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Mr. Quintana was previously the Director of Management and Finance of Empresas ICA. Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a master’s degree in business administration from the Kellogg School of Management at Northwestern University in Chicago.

Diego Quintana Kawage has been the Divisional Director of Housing since 2004 and serves as a permanent observer of our board of directors. Mr. Quintana joined ICA in 1995 and previously served as Director of Administration and Finance and General Director of ViveICA. Mr. Quintana is currently vice-president and member of the Executive Commission of the National Chamber of Housing Development. He holds a degree in economics from the Instituto Tecnológico Autónomo de México and has further studies in finance, project analysis, and project management.

Fernando Flores Pérez. Mr. Flores is founding partner of EFE Consultores, S.C. Mr. Flores worked for the administration of President Vicente Fox until December 2006 as General Director and Chairman of the Board of the Mexican Institute of Social Security and he was also Undersecretary of Labor and Social Security. He was CEO for Aerovias de México (Aeroméxico) and Chairman and CEO of Compañia Mexicana de Aviación (Mexicana). He was President of the National Chamber of Air Transportation. Previously

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

PRESS RELEASE

he held executive positions in Mexicana, the Mexican Institute of Social Security, Grupo Industrial DINA, and Combinado Industrial Sahagun. Mr. Flores holds a law degree from the Universidad Iberoamericana and studied business administration at the same university.

As ratified by the Shareholders’ Meeting, the Board of Directors of Empresas ICA has 20 members:

Bernardo Quintana Isaac, Chairman

José Luís Guerrero Álvarez

Sergio Fernando Montaño León

Emilio Carrillo Gamboa *

Alberto Escofet Artigas *

Luis Fernando Zárate Rocha

Jorge Bernardo Aguirre Quintana

Juan Claudio Salles Manuel *

Esteban Malpica Fomperosa *

Elmer Franco Macías *

Alberto Mulás Alonso *

Fernando Ruiz Sahagún

Luís Rubio Freidberg *

Guillermo Javier Haro Bélchez *

Francisco Javier Garza Zambrano *

Sergio M. Alcocer Martínez de Castro *

Maria Asunción Aramburuzabala Larregui *

Fernando Flores Pérez *

Alonso Quintana Kawage

Diego Quintana Kawage

* Independent directors under Mexican securities law.

____________________________________________________________

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer